CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY SENIOR HOUSING
PROPERTIES TRUST FOR A PORTION OF THE RESPONSE TO COMMENT 2 BELOW

July 14, 2014

VIA EDGAR

Mr. Daniel L. Gordon

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                           Senior Housing Properties Trust (the “Company”)

Form 10-K for the fiscal year ended December 31, 2013

Filed March 3, 2014 (the “Filing”)

File No. 1-15319

Dear Mr. Gordon:

We are writing in response to your letter dated June 30, 2014. For your convenience, each of your original comments appears below in bold text and is followed by our response.

Form 10-K for fiscal year ended December 31, 2013

Item 3.  Legal Proceedings

1.                                    Please tell us what consideration you gave to disclosing information regarding legal issues that relate to your manager, REIT Management & Research LLC (RMR) and CommonWealth REIT, and the potential impact on your operations, stock price, etc.

We considered whether Item 3 of Form 10-K and therefore Item 103 of Regulation S-K calls for disclosure of pending legal proceedings which assert claims against CommonWealth REIT (“CWH”), its former trustees and officers and, in some instances, Reit Management & Research LLC (“RMR”) (the “CWH/RMR Legal Proceedings”). We considered information in documents filed in the CWH/RMR Legal Proceedings that are publicly available, including the parties to the proceedings, the allegations and claims made and the relief requested by the parties thereto. Item 103 of Regulation S-K calls for our disclosure of “any material legal proceedings … to which the registrant or any of its subsidiaries is a party or of which any of their properties is the subject.”  We note that (i) neither we nor any of our subsidiaries is a party to any of the CWH/RMR Legal Proceedings, and (ii) none of our or our subsidiaries’ properties are the subject of any of the CWH/RMR Legal Proceedings. Instruction 4 to

Confidential Treatment Requested by Senior Housing Properties Trust

Mr. Daniel L. Gordon

July 14, 2014

Item 103 instructs registrants to disclose “[a]ny material proceedings to which any director, officer or affiliate of the registrant …. or any associate of any such director, officer or affiliate of the registrant is a party adverse to the registrant or any of its subsidiaries or has a material interest adverse to the registrant or any of its subsidiaries.” In respect of this Instruction, should it expand the disclosure otherwise required by Item 103, we have determined that none of our trustees, directors, officers or affiliates (or their associates) (a) is a party adverse to us or any of our subsidiaries in the CWH/RMR Legal Proceedings, for the reason set forth in (i) and (ii) above, or (b) has a material interest in the CWH/RMR Legal Proceedings that is adverse to us or any of our subsidiaries. Given these conclusions, we determined that no disclosure of the CWH/RMR Legal Proceedings was required to be included in Item 3 of the Filing. We intend to continue to monitor developments in the CWH/RMR Legal Proceedings and consider our reporting obligations, if any, of the CWH/RMR Legal Proceedings in light of developments.

We do note for the Staff that we disclosed risks related to our historical and ongoing relationships with CWH and RMR in the Risk Factors section of the Filing. Such disclosure begins on page 52.

Notes to Consolidated Financial Statements

11. Incomes Taxes, page F-38

2.                                    We note your disclosure that the TRS has a short operating history and a history of losses. It appears from various disclosures in your filing that the TRS is part of your managed senior living communities segment which has shown net income for the past three years. In your response please tell us if your TRS is part of this segment and the amount of revenues and net loss generated by your TRS.

As disclosed in the Filing, we have wholly owned TRSs that lease properties from certain other wholly owned subsidiaries of ours that are qualified REIT subsidiaries.  These TRSs are a part of our managed senior living communities segment, and generated aggregate revenues of $302.1 million and an aggregate net loss of $[The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission’s rules under the Freedom of Information Act.] for the year ended December 31, 2013. The consolidated financial results of our managed senior living communities segment includes the results of our applicable TRSs and qualified REIT subsidiaries. Further, intercompany transactions, such as rent paid by our TRSs to our qualified REIT subsidiaries, are eliminated when consolidating the results of our managed senior living communities segment. As a result, the segment may generate net income on a consolidated basis despite losses generated by the applicable TRSs.

Form 8-K filed May 12, 2014

3.                                    We note that on May 7, 2014 you closed on the acquisition of two biotech medical office buildings from Fifty Northern Avenue LLC and Eleven Fan Pier Boulevard LLC for an aggregate purchase price of approximately $1.125 billion. Please provide us with your tests used to determine whether such acquisition was considered significant under Rule 1-02 of Regulation S-X and your determination as to whether you will be required to provide financial statements pursuant to Rule 3-14 of Regulation S-X given the MOB's prior leasing history.

Confidential Treatment Requested by Senior Housing Properties Trust

Mr. Daniel L. Gordon

July 14, 2014

We determined that the highest level of significance of this acquisition based on the three tests under Rule 1-02 of Regulation S-X was the asset test contained in Rule 1-02(w)(2), comparing the acquired property’s total assets to our consolidated total assets. Our consolidated total assets as of December 31, 2013 were approximately $4.764 billion and, based upon the aggregate purchase price, the acquired property’s total assets were $1.125 billion, representing approximately 24% of our consolidated total assets at December 31, 2013. Because the acquired property has a leasing history of greater than three months but less than nine months, we will be filing unaudited financial statements with respect to the property in reliance on Section 2330.8 of the Division of Corporation Finance Financial Reporting Manual.

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We acknowledge that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (617) 219-1405 if you have any questions or require additional information.

Sincerely,

SENIOR HOUSING PROPERTIES TRUST

By:	/s/ Richard A. Doyle
Richard A. Doyle
Treasurer & Chief Financial Officer

Confidential Treatment Requested by Senior Housing Properties Trust